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09059338

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-67820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayview Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Lake St E, #200
(No. and Street)

Wayzata (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Slocum 952-345-2029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell and Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive #800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter J. Slocum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayview Capital Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon L. Roeske
Notary Public
Minnesota
My Commission Expires January 31, 2013

Sharon L. Roeske
Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYVIEW CAPITAL SECURITIES, LLC

Wayzata, Minnesota

Financial Statements

Year Ended December 31, 2008

BAYVIEW CAPITAL SECURITIES, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Bayview Capital Securities, LLC
Wayzata, Minnesota

We have audited the accompany statement of financial condition of Bayview Capital Securities, LLC (the Company), as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayview Capital Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 24, 2009

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31

		2008
Assets		
Cash	$	7,212
Prepaid expenses		626
Total Assets		7,838
Liabilities and Member's Capital		
Liabilities		
Accounts payable		600
Total Liabilities		600
Member's Capital		
Member's Capital		7,238
Total Member's Capital		7,238
Total Liabilities and Member's Capital		7,838

Notes to Financial Statements are an integral part of this Statement.

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Operations
For the Year Ended December 31

		2008
Revenues		
Commissions	$	-
Total Revenues		-
Expenses		
Professional fees		14,619
General and administrative		28,143
Total Expenses		42,762
Net Loss		(42,762)

MEMBER'S CAPITAL

Balance, beginning of year	$	-
Contributions		50,000
Balance, end of year		7,238

Notes to Financial Statements are an integral part of this Statement.

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31

		2008
Cash Flows from Operating Activities		
Net loss	$	(42,762)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in assets and liabilities		
Prepaid expenses		(626)
Accounts payable		600
Net cash used for operating activities		(42,788)
Cash Flows from Financing Activities		
Capital contributions		50,000
Net cash from financing activities		50,000
Net Increase in Cash		7,212
Cash at Beginning of Year		-
Cash at End of Year		7,212

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bayview Capital Securities, LLC is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company became licensed with FINRA on July 23, 2008. Lines of business are limited to mergers and acquisitions, private-placements, and capital raises. Bayview Capital Securities acts as an intermediary and does not carry or service either customer or proprietary trading accounts.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for financial reporting purposes.

Revenue Recognition

During the year ended December 31, 2008, the Company did not generate any revenues. Bayview Capital Securities will collect revenues in the following three primary forms: retainer fee, expense reimbursement, and success fee. A retainer fee will be collected at the initiation of an assignment and will be considered earned when paid. Expense reimbursements will be earned for ordinary out-of-pocket expenses incurred during the course of an assignment. Success fees will be contingent upon the successful closing of a transaction and payable at close; the fee is normally based on a percentage formula applied to the purchase consideration under transaction.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Financial Instruments

The fair value of financial instruments classifies as assets or liabilities, including cash and accounts payable approximate carrying value, principally because of the short maturities on these.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one in the first year of operations and fifteen to one thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, the net capital ratio was 9%, net capital was $6,612 and excess net capital was $1,612.

3. INCOME TAXES

Bayview Capital Securities, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

4. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with a related party, which provides for ongoing office and administrative services. The total amount paid in 2008 under this agreement was approximately $19,200 and is included in general and administrative expenses in the statement of operations for the year ended 2008.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Bayview Capital Securities, LLC
Wayzata, Minnesota

We have audited the accompanying financial statements of Bayview Capital Securities, LLC as of December 31, 2008 and have issued our report thereon dated February 24, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 24, 2009

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

BAYVIEW CAPITAL SECURITES, LLC

Statement Regarding Rule 15c3-3

December 31, 2008

		2008
Net Capital:		
Total member's capital	$	7,238
Deductions:		
Prepaid expenses		(626)
Net Capital	$	6,612
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	600
Computation of basic net capital requirement:		
Minimum net capital required		5,000
Excess net capital		1,612
Ratio of aggregate indebtedness to net capital		9%

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There was no material inadequacies found to exist.

See Report of Independent Registered Public Accounting Firm.

BAYVIEW CAPITAL SECURITES, LLC

Statement Regarding Rule 15c3-3

December 31, 2008

Bayview Capital Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Registered Public Accounting Firm.

END